Jefferies LLC

520 Madison Avenue

New York, New York, 10022

VIA EDGAR

July 20, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gambling.com Group Limited
Registration Statement on Form F-1 (as amended) (SEC File No. 333-257403)
Withdrawal of Request for Acceleration of Effective Date

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on July 16, 2021, in which we, as the underwriters of Gambling.com Group Limited’s (the “Company”) proposed initial public offering of ordinary shares, joined the Company’s request for acceleration of the effective date of the above-named Registration Statement (the “Registration Statement”) for Tuesday, July 20, 2021, at 4:00 p.m., New York City time.

The Company is no longer requesting that such Registration Statement be declared effective at such time and thus we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

Jefferies LLC

As Representative of the several underwriters

[SIGNATURE PAGE FOLLOWS]

JEFFERIES LLC

By:	/s/ Andrew Zarnett
Name:	Andrew Zarnett
Title:	Managing Director

As representative of the several underwriters.